EXHIBIT 7.1
Grupo TMM, S.A. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES UNDER U.S. GAAP

	December 31,

	2004		2003		2002		2001		2000

	(Amounts in thousands of dollars)
Historical ratio (U.S. GAAP):
Fixed charges:
Interest costs and amortization on debt discount or premium in all indebtedness	97,367		61,004		64,337		53,317		58,800
Portion of rent expense representative of interest factor(A)	16,777		12,048		10,225		17,491		19,302

Fixed charges	114,144		73,052		74,562		70,808		78,102

Earnings:
Pretax income from continuing operations	(65,752)		(118,335)		(52,631)		(54,772)		(35,864)
Less:
Minority interest	2,635		1,588		(669)		4,400		7,759
Equity investee income/loss	(885)		759		(918)		(1,374)		(541)
Fixed charges	114,144		73,052		74,562		70,808		78,102
Amortization of capitalized interest	345		345		345		345		345
Distributed income of equity investees			—		1,274		—		—

Earnings	50,487		(42,591)		21,963		19,407		49,801

Ratio of earnings to fixed charges	(N/A	) (B)	(N/A	) (B)	(N/A	) (B)	(N/A	) (B)	(N/A	) (B)

(A)	The Company considered one-third of the rent expense as imputed interest factor.

(B)	Due to the registrant’s loss in 2004, 2003, 2002, 2001 and 2000, the ratio of earnings to fixed charges was less than 1:1. The registrant must generate additional earnings of $63.6 million, $115.6 million, $52.6 million, $51.4 million and $28.3 million, respectively, to achieve a coverage ratio of 1:1.
      Note: This information reflects discontinued operations figures (see Note 2 of the Financial Statements).

Grupo TMM and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES UNDER IFRS

	December 31,

	2004		2003		2002		2001		2000

	(Amounts in thousands of dollars)
Historical ratio (IFRS):
Fixed charges:
Interest costs and amortization on debt discount or premium in all indebtedness	89,317		61,297		61,632		54,100		58,509
Portion of rent expense representative of interest factor(A)	17,851		13,121		13,511		19,895		21,211

Fixed charges	107,168		74,418		75,143		73,995		79,720

Earnings:
Pretax income from continuing operations	(68,314)		(122,472)		(68,521)		(58,507)		(30,716)
Less:
Minority interest	2,655		2,042		(552)		4,199		12,633
Equity investee (income) loss	(885)		759		(918)		(1,374)		(541)
Fixed charges	107,168		74,418		75,143		73,995		79,720
Amortization of capitalized interest	345		345		345		345		345
Distributed income of equity investees	—		—		1,274		—		—

Earnings	40,969		(44,908)		6,771		18,658		61,441

Ratio of earnings to fixed charges	(N/A	) (B)	(N/A	) (B)	(N/A	) (B)	(N/A	) (B)	(N/A	) (B)

(A)	The Company considered one-third of the rent expense as imputed interest factor.

(B)	Due to the registrant’s loss in 2004, 2003, 2002, 2001 and 2000, the ratio of earnings to fixed charges was less than 1:1. The registrant must generate additional earnings of $66.2 million, $119.3 million, $68.4 million, $55.3 million and $18.3 million, respectively, to achieve a coverage ratio of 1:1.
      Note: This information reflects discontinued operations figures (see Note 2 of the Financial Statements).